Exhibit 2.1

EXECUTION COPY

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of April 24, 2008 (the “Merger Agreement”), by and among Granahan McCourt Acquisition Corporation, Satellite Merger Corp., Pro Brand International, Inc. and each of the equityholders of Pro Brand International, Inc. who has executed a signature page to the Merger Agreement, is dated as of September 3, 2008.

WHEREAS, capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to them in the Merger Agreement;

WHEREAS, pursuant to Section 11.3 of the Merger Agreement, Philip Shou was appointed Sellers’ Representative and given the authority to irrevocably act in the name, place and stead of the Sellers and each other Shareholder, including, without limitation, in any amendment of the Merger Agreement; and

WHEREAS, the parties to the Merger Agreement (with the Sellers’ Representative acting in the name, place and stead of the Sellers) desire to amend certain terms and provisions of the Merger Agreement, all pursuant to and in accordance with Section 11.2 of the Merger Agreement, such amendments to become effective immediately upon the execution and delivery of this Amendment.

NOW THEREFORE, the parties hereto agree as follows:

1.                                       Amendments to Merger Agreement.

(a).                               Changes to Merger Consideration Payable at Closing.  The Merger Agreement is hereby amended by deleting Section 1.2 of the Merger Agreement in its entirety and replacing it with the following:

“1.2                           Merger Consideration.  At the Effective Time, by virtue of the Merger and without any further action on the part of the holders of any Company Shares, the Company Shares (other than Company Shares held as treasury shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, subject to the Escrow provided for in Section 1.5(b), the following consideration (the “Total Merger Consideration”):  (i) a number of shares of Parent common stock (“Parent Stock”), par value $.0001 per share (the “Stock Consideration”), equal to the nearest whole number obtained by dividing $15,000,000 by the Relevant Per Share Price, (ii) cash in immediately available funds in an amount equal to $50,000,000 (the “Cash Consideration”), (iii) the right to receive the Escrowed Shares and the Escrowed Cash in accordance with the terms of this Agreement and the Escrow Agreement and (iv) the right to receive the Earnout Payments in accordance with Section 1.7.”

(b).                              Changes to Earnout Payments.  The Merger Agreement is hereby amended by:

(i).                                  Adding the following proviso immediately after the words “Parent shall pay to the Shareholders and Company Option holders an aggregate amount as set forth below” to each of Section 1.7(b), 1.7(c) and 1.7(d) of the Merger Agreement:

“; provided, that, notwithstanding anything herein to the contrary, in no event shall such aggregate amount for any year exceed the Applicable Earnout Cap for such year.”

(ii).                               Replacing (A) the amount “$4.50” in Section 1.7(c)(ii)(x) of the Merger Agreement with the amount “$2.25,” (B) the amount “$5.50” in Section 1.7(c)(ii)(y) of the Merger Agreement with the amount “$1.50,” and (C) the amount “$6.50” in Section 1.7(c)(ii)(z) of the Merger Agreement with the amount “$0.75.”

(iii).                            Replacing (A) the amount “$2.8125” in Section 1.7(d)(ii)(x) of the Merger Agreement with the amount “$2.25,” (B) the amount “$3.4375” in Section 1.7(d)(ii)(y) of the Merger Agreement with the amount “$1.25,” and (C) the amount “$4.0625” in Section 1.7(d)(ii)(z) of the Merger Agreement with the amount “$0.75.”

(iv).                           Adding, at the end of Section 1.7(d) of the Merger Agreement, the following new paragraph:

“Notwithstanding anything to the contrary herein, if the sum computed pursuant to clause (iii) of the defined term Applicable Earnout Cap exceeds the aggregate amount of Earnout Payments in respect of Year Three made pursuant to this Section 1.7(d) (such excess, the “Shortfall Amount”), the board of directors of Parent shall pass a resolution setting forth parameters on which Parent shall pay to the Shareholders and the Company Option holders, subsequent to the Earnout Payment in respect of Year Three, additional earnout payments not to exceed, in the aggregate, such Shortfall Amount and establishing parameters (including, without limitation, (i) times at which such additional earnout payments are to be made, and (ii) performance hurdles for such additional earnout payments, which shall be no less favorable to the Shareholders and Company Option holders than the performance hurdles for Year Three) for such additional earnout payments.  Any additional earnout payments pursuant to the immediately preceding sentence shall be paid in Parent Stock (with the number of shares to be calculated as provided in Section 1.7(e)(ii)) and/or cash in such relative proportion as the board of directors of Parent shall determine, with respect to each Shareholder and Company Option holder eligible to participate in such additional earnout payments, in its sole discretion; provided that, in the event that the cash proceeds received in connection with the additional earnout payment are insufficient to satisfy any federal, state or local withholding taxes that may be payable by or on behalf of a Shareholder or Company Option holder in connection with the receipt of the additional earnout payment, then, at the election of such Shareholder or Company Option holder, Parent shall (or shall cause the Company to) retain a sufficient number of shares of Parent Stock having a fair market value equal to the required withholding taxes in excess of the cash proceeds received by such Shareholder or Company Option holder as part of the additional earnout payment.”

(v).                              Deleting subparagraphs (ii), (iii) and (iv) of Section 1.7(e) the Merger Agreement in their entirety and replacing them with the following:

“(ii)  Each of (x) the Year One Earnout Payment, (y) the Year Two Earnout Payment and (z) the Year Three Earnout Payment shall be paid in a combination of Parent Stock (with the number of shares to be calculated as provided below) and/or cash in such relative proportion as the board of directors of Parent shall determine, with respect to each Shareholder and Company Option holder eligible to participate in such Earnout Payments, such combination to be in its sole discretion; provided that, in the event that the cash proceeds received in connection with any Earnout Payment are insufficient to satisfy any federal, state or local withholding taxes that may be payable by or on behalf of a Shareholder or Company Option holder in connection with the receipt of such Earnout Payment, then, at the election of the such Shareholder or Company Option holder, Parent shall (or shall cause the Company to) retain a sufficient number of shares of Parent Stock having a fair market value equal to the required withholding taxes in excess of the cash proceeds received by such Shareholder or Company Option holder as part of such Earnout Payment.”

(vi).                           Renumbering subparagraphs (v), (vi) and (vii) of Section 1.7(e) of the Merger Agreement to become subparagraphs (iii), (iv) and (v) of Section 1.7(e) of the Merger Agreement, respectively.

(vii).                        Renumbering subparagraphs (a), (b), (c) and (d) of Section 1.7(f) of the Merger Agreement to become subparagraphs (ii), (iii), (iv) and (v) of Section 1.7(f) of the Merger Agreement, respectively, and inserting the words “except to the extent otherwise provided herein,” at the beginning of Section 1.7(f)(iv) of the Merger Agreement.

(viii).                     Deleting, in the defined term “Adjusted EBITDA” in Section 10.1 of the Merger Agreement, the words “of the Company” after the word “EBITDA” in line one of such definition, and inserting the words “of the Company” at the beginning of such defined term immediately following the words “Adjusted EBITDA”;

(ix)                                Adding the following defined term to Section 10.1 of the Merger Agreement immediately prior to the defined term “Assets”:

“Applicable Earnout Cap” means (i) for purposes of Section 1.7(b), $12,000,000, (ii) for purposes of Section 1.7(c), the sum of (x) $12,000,000 plus (y) the amount, if any, by which $12,000,000 exceeds the amount actually paid by Parent to the Shareholders and Company Option holders under Section 1.7(b) and (iii) for purposes of Section 1.7(d), the sum of (x) $12,000,000 plus (y) the amount, if any, by which the sum computed pursuant to clause (ii) of this definition exceeds the amount actually paid by Parent to the Shareholders and Company Option holders under Section 1.7(c).”

(ix).                             Deleting the defined term “EBITDA” in Section 10.1 of the Merger Agreement in its entirety and replacing it with the following:

“EBITDA” for any fiscal year shall mean Parent’s and its consolidated subsidiaries’ earnings from operations before interest, taxes, depreciation and amortization for any such fiscal year.  Parent’s and its consolidated subsidiaries’ EBITDA shall be determined in accordance with GAAP as determined by the firm of independent certified public accountants engaged by Parent for purposes of its own audit.  In determining such EBITDA:  (a) subject to the last sentence of this definition, EBITDA shall be computed without regard to “extraordinary items” of gain or loss as that term shall be defined in GAAP; (b) EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business; and (c) no deduction shall be made for any management fees, general overhead expenses or other intercompany charges, of whatever kind or nature, of Parent, including any expenses related to the release of transfer restrictions on Applicable Shares.  Notwithstanding anything to the contrary in this definition, Parent’s and its consolidated subsidiaries’ EBITDA shall be determined taking into account the impact of any acquisitions, however structured, by Parent or any of its consolidated subsidiaries (including the Company) completed during Year One, Year Two or Year Three.

(c)                                  Restriction Agreements.  The Merger Agreement is hereby amended by:

(i).                                  Adding the following as a new Section 7.3(e) to the Merger Agreement:

“Restriction Agreements.  Parent and members of management and the Board of Directors of Parent shall have executed and delivered the Restriction Agreements.”

(ii).                               Adding the following defined term to Section 10.1 immediately prior to the defined term “SEC”:

“Restriction Agreements” means, collectively, restriction agreements by and between Parent and certain member of Parent’s management, the forms of which shall be reasonably acceptable to the Company, (i) covering, in the aggregate, approximately 2,600,000 shares of Parent Stock (the “Applicable Shares”), (ii) subjecting the Applicable Shares to transfer restrictions, subject only to certain exceptions, (iii) providing that at the end of each of Year One, Year Two and Year Three, a number of Applicable Shares shall be released from the transfer restrictions, such number to be determined by multiplying the total number of Applicable Shares by a fraction, the numerator of which is the applicable Earnout Payment for such year and the denominator of which is $36,000,000 (or determined by a formula with the equivalent mathematical effect), (iv) providing that, to the extent such transfer restrictions were not released in accordance with the terms of the restriction agreement, such Applicable Shares will be automatically and irrevocably forfeited and (v) including such other terms and provisions as are reasonably acceptable to Parent and the Company, it being understood and agreed that the holders of Applicable Shares shall become entitled to the economic benefits of the Applicable Shares to the same extent that the Shareholders and Company Option holders become entitled to the economic benefits of Earnout Payments.”

2.                                       Affirmation.  Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect.

3.                                       Miscellaneous.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall bind and inure to the benefit of the parties and their respective successors and assigns.

[signature pages follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed and delivered in its name and on its behalf as of the 3rd day of September, 2008.

GRANAHAN MCCOURT ACQUISITION CORPORATION

By	/s/ David C. McCourt
	Name:	David C. McCourt
	Title:	Chairman and Chief Executive Officer

SATELLITE MERGER CORP.

By	/s/ Patrick Tangney
	Name:	Patrick Tangney
	Title:	Chief Financial Officer

PRO BRAND INTERNATIONAL, INC.

By	/s/ Philip M. Shou
	Name:	Philip M. Shou
	Title:	Chairman and Chief Executive Officer

FOR THE SELLERS

By	/s/ Philip M. Shou
	Name:	Philip M. Shou
	Title:	Sellers’ Representative